1 September 2008

RECEIVED
2008 SEP -4 A 7:17

082-03428

SUPPL

PROCESSED
SEP 08 2008
THOMSON REUTERS

Securities and Exchange Commission
Att: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

Dear Sir,

Sub : Forfeiture of Equity Shares of Re. 1/- each

Please refer to our letter dated 20th June, 2008. The Company came out with the Rights Offer of 231,936,993 equity shares of Rs.1/- @ Rs.96/- per Share in December, 2005. As per the terms of the Offer, Rs.24/- was payable on application and balance Rs.24/- was payable between 9 to 12 months from the date of allotment and Rs.48/- was payable between 18 to 24 months from the date of allotment. In view of the aforesaid, the First Call Money Notice was sent on 6th November 2006 and Final Call Money Notice was sent on 31st August, 2007.

In this connection, the Board of Directors of the Company at their Meeting held on 20th June 2008 approved forfeiture of shares as per the relevant provisions of the Article of Association of the Company and Right issue letter of offer dated 25th November 2005, where either first or final call money is not paid.

As per the decision of the Board, the Committee of Directors in their meeting held today have forfeited 485749 Equity Shares of Re. 1/- each for non-payment of call money.

Further note that the Board of Directors in their meeting held on 20th June 2008 had also authorized to the Committee of Directors to annul forfeiture of shares in accordance with relevant provisions of articles of association of the Company. Hence, the Committee of Directors have decided that annulment of forfeiture of shares shall take place within 6 months from the date of listing of proposed right issue equity shares of the Company on payment of call money by the same shareholders.

Kindly take note of the same.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Vice-President &
Company Secretary

08004750

END

9/5